UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 2, 2013

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report contains a copies of the press releases entitled “Textainer Acquires Majority Interest in 99,000 TEU Managed Container Fleet,” dated December 27, 2012 and “Textainer Acquires 24,000 TEU From Managed Container Portfolio,” dated January 2, 2013.

Exhibit

1.	Press Release dated December 27, 2012.

2.	Press Release dated January 2, 2013.

Exhibit 1

Textainer Acquires Majority Interest in 99,000 TEU Managed Container Fleet

HAMILTON, Bermuda — (BUSINESS WIRE) — December 27, 2012 — Textainer Group Holdings Limited (TGH) (“Textainer,” “we,” and “our”), the world’s largest lessor of intermodal containers based on fleet size, today announced that it acquired a 50.1% interest in TAP Funding Ltd., a Bermuda company that owns an approximately 99,000 TEU (twenty-foot equivalent unit) fleet of containers currently managed by Textainer for approximately $78 million, including the value of TAP Funding Ltd.’s existing debt that remains outstanding. This fleet contains a well diversified mix of container types, including standard dry freight, refrigerated and specialized dry freight containers. Additionally, the fleet has high utilization and a diversified lessee mix consistent with Textainer’s overall container fleet. Textainer has agreed with TAP Ltd., the other shareholder in TAP Funding Ltd., to continue to invest in new containers for this fleet, in order to both grow the portfolio and maintain the relatively young average age of the containers.

“We have long stated that Textainer’s strategy is to grow our overall fleet and increase the portion which we own. This transaction reflects our continued execution of that strategy,” commented Philip K. Brewer, Textainer President and Chief Executive Officer. “Additionally, this investment is another example of our ability to productively deploy recently raised equity. The TAP Funding Ltd. fleet consists of seasoned income producing assets, the acquisition of which we expect will be immediately accretive to earnings and contribute to long-term growth in shareholder value.”

“In 2012, Textainer acquired more than 230,000 TEU from managed container acquisitions. Textainer has increased the percentage of our owned fleet from 59% at the start of 2012 to 71% including this transaction. We previously announced that 2012 capital expenditures will be at record levels and this transaction ensures that we will significantly exceed that goal.”

About Textainer Group Holdings Limited

Textainer Group Holdings Limited and its subsidiaries (“Textainer”) has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. As of the most recent quarter end, Textainer had more than 1.7 million containers, representing more than 2.6 million TEU, in its owned and managed fleet. Textainer leases dry freight, dry freight specialized, and refrigerated containers. Textainer is one of the largest purchasers of new containers as well as one of the largest sellers of used containers. Textainer leases containers to approximately 400 shipping lines and other lessees and sells containers to more than 1,100 customers worldwide. Textainer provides services worldwide via a network of regional and area offices, as well as independent depots. More information is available on the Company’s website at http://investor.textainer.com.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) the successful implementation of our strategy to increase our fleet and the owned portion of our fleet, and (ii) our belief that we entered into an immediately accretive transaction to grow shareholder value. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on June 27, 2012.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Source: Textainer Group Holdings Limited

Textainer Group Holdings Limited

Mr. Thomas J. Gallo, +1 415-658-8227

Investor Relations Director

ir@textainer.com

Exhibit 2

Textainer Acquires 24,000 TEU From Managed Container Portfolio

Textainer Ends 2012 with a Record 72% Owned Fleet

HAMILTON, Bermuda — (BUSINESS WIRE) — January 2, 2013— Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “we”, and “our”), the world’s largest lessor of intermodal containers based on fleet size, today announced that it acquired approximately 24,000 TEU (twenty-foot equivalent units) of standard dry freight containers from its managed fleet for approximately $32.6 million. The acquisition increases the percentage of Textainer’s owned fleet to 72% from 59% at the start of 2012.

“We are pleased to end the year with another purchase from our managed fleet as we continue to execute on Textainer’s long standing strategy to grow our overall fleet and increase the ownership percentage,” commented Philip K. Brewer, Textainer President and Chief Executive Officer.

“This is now Textainer’s fifth managed container acquisition in the last five months, totaling $275 million and 257,000 TEU, as we continue to effectively deploy the additional equity we raised in the third quarter. We are very pleased with our year end fleet ownership and performance and are excited about the full year contribution to earnings these fleets will provide in 2013.”

“The recently acquired containers are seasoned income producing assets. We expect these transactions will be immediately accretive to earnings and to contribute to long-term growth in shareholder value” concluded Mr. Brewer.

About Textainer Group Holdings Limited

Textainer Group Holdings Limited and its subsidiaries (“Textainer”) has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. As of the most recent quarter end, Textainer had more than 1.7 million containers, representing more than 2.6 million TEU, in its owned and managed fleet. Textainer leases dry freight, dry freight specialized, and refrigerated containers. Textainer is one of the largest purchasers of new containers as well as one of the largest sellers of used containers. Textainer leases containers to approximately 400 shipping lines and other lessees and sells containers to more than 1,100 customers worldwide. Textainer provides services worldwide via a network of regional and area offices, as well as independent depots. More information is available on the Company’s website at http://investor.textainer.com

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) the successful implementation of our strategy to increase our fleet and the owned portion of our fleet, and (ii) our belief that we entered into immediately accretive transactions that grow shareholder value and will contribute to 2013 earnings. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on June 27, 2012.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Source: Textainer Group Holdings Limited

Textainer Group Holdings Limited

Mr. Thomas J. Gallo, +1 415-658-8227

Investor Relations Director

ir@textainer.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2013

Textainer Group Holdings Limited

/s/ Philip K. Brewer
Philip K. Brewer
President and Chief Executive Officer